PRESS RELEASE - December 1, 2006

Barrick Says No Discussions With NovaGold

Barrick Gold Corporation confirmed today that its US$16 per share offer for all NovaGold shares will expire on Wednesday, December 6, 2006, and will not be extended or amended.

In response to reports that there may be discussions between Barrick and NovaGold regarding a “friendly” acquisition transaction, Barrick confirms that no such discussions have taken place and that Barrick has no intention of engaging in any such discussions with NovaGold. Any suggestions to the contrary are false and misleading.

Barrick, which currently owns approximately 14% of NovaGold’s shares, will acquire any and all shares tendered to its offer on December 6th. Barrick will announce on December 7th the final results from its offer for NovaGold.

Barrick’s US$16.00 offer price represents a premium of approximately 37 per cent over both the closing price of the NovaGold common shares on the AMEX on July 21, 2006, the last trading day prior to Barrick’s announcement of its intention to make the offer, and the price at which shares were issued in NovaGold's February 2006 equity offering. Barrick’s offer represents approximately 1.6 times NovaGold's net asset value - this is equivalent to the trading multiples of senior gold producers and is much higher than the typical multiples for development stage gold companies, particularly those with significant base metals exposure.

The Circular for Barrick’s offer to acquire all of the outstanding common shares of NovaGold is available on Barrick’s website at www.barrick.com, from the Canadian System for Electronic Document Analysis and Retrieval at www.sedar.com or on the SEC’s website at www.sec.gov.

Barrick’s vision is to be the world’s best gold company by finding, acquiring, developing and producing quality reserves in a safe, profitable and socially responsible manner.

INVESTOR CONTACTS:		MEDIA CONTACT:
James Mavor	Mary Ellen Thorburn	Vincent Borg
Vice President,	Director,	Senior Vice President,
Investor Relations	Investor Relations	Corporate Communications
Tel: (416) 307-7463	Tel: (416) 307-7363	Tel: (416) 307-7477
Email: jmavor@barrick.com	Email: mthorburn@barrick.com	Email: vborg@barrick.com
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Additional Information

On August 4, 2006, Barrick Gold Corporation filed a tender offer statement related to its tender offer for the outstanding common shares of NovaGold Resources Inc. Investors and security holders of NovaGold are urged to read the tender offer statement, because it contains important information. Investors and security holders of NovaGold may obtain a free copy of the tender offer statement and other documents filed by Barrick Gold Corporation with the SEC at the SEC’s website at www.sec.gov. The tender offer statement may also be obtained for free from Barrick Gold Corporation on its website or by directing a request to Barrick Gold Corporation’s investor relations department.